Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 206-A-I dated March 4, 2011	Term Sheet to Product Supplement No. 206-A-I Registration Statement No. 333-155535 Dated April 29, 2011; Rule 433

Structured Investments	$ Single Observation Capped Market Plus Notes Linked to Grade A Copper due May 18, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the price of Copper from and including the pricing date to and including the Observation Date, up to the Maximum Return of 10.75%, and who anticipate that the Commodity Price of Copper on the Observation Date (i.e. the Ending Commodity Price) will not be less than the Strike Value by 13.00%*** or more. Investors should be willing to forgo interest payments and, if the Ending Commodity Price of Copper is less than the Strike Value by 13.00%*** or more, be willing to lose some or all of their principal. If the Ending Commodity Price of Copper is not less than the Strike Value by 13.00%*** or more, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 8.00%** and (b) the Commodity Return, subject to the Maximum Return of at least 10.75%* at maturity.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 18, 2012†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about May 6, 2011 and are expected to settle on or about May 11, 2011.

Key Terms

Commodity:

The notes are linked to the spot price of Grade A Copper (“Copper” or the “Commodity”), which will be determined by reference to the official afternoon fixing level of Copper (Bloomberg ticker “LOCADY”).

Knock-Out Event:	A Knock-Out Event occurs if, the Ending Commodity Price of the Commodity is less than the Strike Value by a percentage equal to or greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	At least 13.00%*** *** The actual Knock-Out Buffer Amount will be set on the pricing date and will not be less than 13.00%.
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Commodity Price is less than the Strike Value.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Commodity Return, subject to the Maximum Return. For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” in this term sheet.

Maximum Return:

At least 10.75%. For example, if the Commodity Return is greater than or equal to 10.75%, you will receive the Maximum Return of 10.75%*, which entitles you to a maximum payment at maturity of $1,107.50* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 10.75% and $1,107.50 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 8.00%**, subject to the credit risk of JPMorgan Chase & Co. ** The actual Contingent Minimum Return will be set on the pricing date and will not be less than 8.00%.
Commodity Return:	Ending Commodity Price – Strike Value Strike Value
Strike Value:

A price to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Value may or may not be the Commodity Price of the Commodity on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.

Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:

On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the London Metal Exchange (the “LME”) and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “LOCADY” on such trading day

Observation Date:	May 15, 2012†
Maturity Date:	May 18, 2012†
CUSIP:	48125XPU4
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

Investing in the Single Observation Capped Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 206-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2)	Please see “Supplemental Plan of Distribution” on the last page of this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 29, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 206-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-1

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Value of $9,300, a Maximum Return of 10.75%, a Contingent Minimum Return of 8.00% and a Knock-Out Buffer Amount of 13.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on the Notes
Ending Commodity Price	Commodity Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)

$16,275.00	75.00%	10.75%	N/A
$15,345.00	65.00%	10.75%	N/A
$13,950.00	50.00%	10.75%	N/A
$13,020.00	40.00%	10.75%	N/A
$12,090.00	30.00%	10.75%	N/A
$11,160.00	20.00%	10.75%	N/A
$10,299.75	10.75%	10.75%	N/A
$10,230.00	10.00%	10.00%	N/A
$10,044.00	8.00%	8.00%	N/A
$9,997.50	7.50%	8.00%	N/A
$9,765.00	5.00%	8.00%	N/A
$9,532.50	2.50%	8.00%	N/A
$9,300.00	0.00%	8.00%	N/A
$9,067.50	-2.50%	8.00%	N/A
$8,835.00	-5.00%	8.00%	N/A
$8,370.00	-10.00%	8.00%	N/A
$8,091.93	-12.99%	8.00%	N/A
$8,091.00	-13.00%	N/A	-13.00%
$7,440.00	-20.00%	N/A	-20.00%
$6,975.00	-25.00%	N/A	-25.00%
$6,510.00	-30.00%	N/A	-30.00%
$5,580.00	-40.00%	N/A	-40.00%
$4,650.00	-50.00%	N/A	-50.00%
$3,720.00	-60.00%	N/A	-60.00%
$2,790.00	-70.00%	N/A	-70.00%
$1,860.00	-80.00%	N/A	-80.00%
$930.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1) The Ending Commodity Price is not less than the Strike Value by 13.00% or more.
(2) The Ending Commodity Price is less than the Strike Value by 13.00% or more.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would likely be lower.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The price of Copper increases from the Strike Value of $9,300 to an Ending Commodity Price of $9,532.50 — a Knock-Out Event has not occurred. Because the Commodity Return of 2.50% is less than the Contingent Minimum Return of 8.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note.

Example 2: The price of Copper decreases from the Strike Value of $9,300 to an Ending Commodity Price of $8,370 — a Knock-Out Event has not occurred. Although the Ending Commodity Price of $8,370 is less than the Strike Value of $9,300, because the Commodity Price is not less than the Strike Value of $9,300 by the Knock-Out Buffer Amount of 13% or more on the Observation Date, a Knock-Out Event has not occurred and because the Commodity Return of -10% is less than the Contingent Minimum Return of 8.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note.

Example 3: The price of Copper increases from the Strike Value of $9,300 to an Ending Commodity Price of $10,230 — a Knock-Out Event has not occurred. Because the Commodity Return of 10% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 10.75%, the investor receives a payment at maturity of $1,110 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 4: The price of Copper increases from the Strike Value of $9,300 to an Ending Commodity Price of $13,020 — a Knock-Out Event has not occurred. Because the Commodity Return of 40% is greater than the Maximum Return of 10.75%, the investor receives a payment at maturity of $1,107.50 per $1,000 principal amount note, the maximum payment on the notes.

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-2

Example 5: The price of Copper decreases from the Strike Value of $9,300 to an Ending Commodity Price of $5,580 — a Knock-Out Event has occurred. Because the Ending Commodity Price of $5,580 is less than the Strike Value of $9,300 by the Knock-Out Buffer Amount of 13% or more, a Knock-Out Event has occurred and because the Commodity Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the price of the Commodity, up to the Maximum Return of at least 10.75%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 8.00% on the notes, or a minimum payment at maturity of $1,080 for every $1,000 principal amount note, subject to the Maximum Return of at least 10.75% and the credit risk of JPMorgan Chase & Co. The maximum payment at maturity is at least $1,107.50 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 8.00% and 10.75%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED SOLELY TO THE SPOT PRICE OF COPPER — The return on the notes is linked solely to the spot price of a single Commodity, Copper. The Commodity Return reflects the performance of the spot price of Copper, expressed as a percentage, from the Strike Value to the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY” on the Observation Date. The spot price of Copper referred to above is different from the price of any futures contract related to Copper. For additional information about Copper, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes, as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Commodity Return is positive or negative. If the Ending Commodity Price is less than the Strike Value by the Knock-Out Buffer Amount of 13.00%*** or more, a Knock-Out Event has occurred, the protection provided by the Knock-Out Buffer Amount of at least 13.00% will

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-3

  terminate and for every 1% that the Ending Commodity Price is less than the Strike Value, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  *** The actual Knock-Out Buffer Amount will be set on the pricing date and will not be less than 13.00%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Commodity Price is greater than the Strike Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Commodity, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 10.75%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Value will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
  YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE — If the Commodity Price on the Observation Date (i.e., the Ending Commodity Price) is less than the Strike Value by more than the Knock-Out Buffer Amount of 13.00%*** or more, the protection provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Commodity Price.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE PRICE OF COPPER IS VOLATILE — The likelihood that the Ending Commodity Price will be less than the Strike Value by the Knock-Out Buffer Amount of at least 13.00%*** or more, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of Copper — the frequency and magnitude of changes in the price of Copper. Commodities such as Copper may be more volatile than traditional securities investments. See “Investment Related to the Price of Copper May Be More Volatile Than Traditional Securities Investments” below.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  INVESTMENTS RELATED TO THE PRICE OF COPPER MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as those described under “—The Market Price of Copper Will Affect the Value of the Notes” below may have a larger impact on the price of Copper than on traditional securities. These additional variables may create additional investment risks that may cause the price of Copper to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
  OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER OR COPPER-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Copper, or exchange-traded or over-the-counter instruments based on Copper. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Copper, we expect that generally the market value of the notes will depend in large part

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-4

  on the market price of Copper. The price of Copper is primarily affected by the global demand for and supply of Copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for Copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for Copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their Copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for Copper in various applications. Their availability and price will also affect demand for Copper. Apart from the United States, Canada and Australia, the majority of Copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of Copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, Copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.
  ON THE OBSERVATION DATE, THE COPPER PRICE IS DETERMINED BY REFERENCE TO THE OFFICIAL CASH SETTLEMENT PRICE OF COPPER AS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper. On the Observation Date, the Commodity Return will be based on the Ending Commodity Price of Copper, which will be determined by reference to the official cash settlement price of Copper as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Observation Date, the official cash settlement prices of Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of Copper. For additional information about Copper, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Copper and not to a diverse basket of commodities or a broad-based commodity index. The price of Copper may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Copper and interest rates at any time on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the price of Copper;
    supply and demand trends for Copper;
    the time to maturity of the notes;
    whether a Knock-Out Event is expected to occur;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-5

Historical Information

The following graph sets forth the historical performance of Copper based on the Commodity Prices from January 6, 2006 through April 21, 2011. The Commodity Price on April 28, 2011 was $9370.50. The London Metal Exchange was closed on April 22, 2011 due to an exchange holiday. We obtained the Commodity Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Copper should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or the Commodity Price on the Observation Date. We cannot give you assurance that the performance of the price of Copper will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Single Observation Capped Market Plus Notes Linked to Grade A Copper	TS-6